EXHIBIT 17.1
April 7, 2008
Board of Directors
Bio-Imaging Technologies, Inc.
826 Newtown-Yardley Road
Newtown, PA 18940
To the Board of Directors of Bio-Imaging Technologies, Inc.:
Effective as of the date of the upcoming Annual Meeting of Stockholders, currently scheduled for May 14, 2008, please accept my decision not to stand for re-election as member of the Board of Directors of Bio-Imaging Technologies, Inc. (the “Company”) as well as my position on the Compensation Committee of the Board of Directors of the Company. My decision not to stand for re-election is not the result of a disagreement between the Company and me on any matter relating to the Company’s operations, policies or practices.

Very truly yours,
/s/ Paula B. Stafford

Paula B. Stafford